BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

In compliance with what is stated in article 157, clause 4, of Law Nº 6.404/1976, and within the terms of CVM Instructions Nº 358/2002 and 567/2015, BRF S.A. ("BRF" or the "Company" – B3: BRFS3; NYSE: BRFS) hereby informs the public that its Board of Directors, at a meeting held on this date, authorized the Company to sell, in operations to be carried out at B3 S.A. Brasil, Bolsa, Balcão (“B3”), an amount of up to the total of the 13,468,001 shares issued by it currently held in treasury (“Shares Held in Treasury”). The Company points out that the aim of this sale is to strengthen the Company´s cash, reduce the levels of its financial leverage, and allow the Company to comply with what is stated in articles 7 and 9 of CVM Instruction Nº 567/2015.

Furthermore, the Board of Directors also authorized the Company to contract with a top line financial institution (“Bank”) Total Return Swap instruments to be registered at the B3, in amounts equivalent to those of the Shares Held in Treasury sold, with periods of maturity of up to 18 (eighteen) months, with no possibility of renewal (“Swap Contracts”). The Swap Contracts will establish that the Company shall receive the variation of the price related to the shares of its issue traded on the stock market (long leg) and pay a percentage of the CDI/CDI + spread (short leg) during its lifespan, with the Company´s  exposure left unaltered in relation to the shares previously held in treasury. During the lifespan of the Swap Contracts, the marking to market price will be registered on a monthly basis in the Company´s Financial Statements, under the financial expenses item, and the changes may result in relevant impacts (positive or negative) in BRF´s net income. The Swap Contracts will establish the exclusively financial mode of settlement and will not contain any forecast on the exercise of the voting right of the shares issued by the Company which may eventually be held by the Bank.

Further information on the operations which are the subject of this Material Fact are available, as required by Appendix 30-XXXVI of CVM Instruction Nº 480/2009, on the Company´s Investor Relations page, as well as on the pages of the Brazilian Securities and Exchange Commission – CVM and the B3, accessible via the Internet.

São Paulo, August 10, 2017

Pedro de Andrade Faria

Chief Executive Officer, Chief Financial Officer and Director of Investor Relations